Exhibit (a)(5)(E)

For immediate release:	Contacts:
December 31, 2007	Shreya Prudlo (Media) (212) 733-4889 Shreya.prudlo@pfizer.com

Suzanne Harnett (Investors) (212) 733- 8009 Suzanne.harnett@pfizer.com

PFIZER INC ANNOUNCES COMPLETION OF THE TENDER OFFER RELATING TO
OUTSTANDING SHARES OF COLEY PHARMACEUTICAL GROUP, INC.

NEW YORK, December 31 — Pfizer (NYSE:PFE) announced today that it has completed the cash tender offer to purchase all of the outstanding shares of common stock of Coley Pharmaceutical Group, Inc. (Nasdaq:COLY). The tender offer expired, as scheduled, at midnight, Eastern time, on Friday, December 28, 2007. The offer was not extended.

A total of 24,050.054 shares of Coley common stock were validly tendered and not withdrawn prior to the expiration of the offer, including 661,444 shares subject to guaranteed delivery procedures. Through its indirect wholly owned subsidiary, Corvette Acquisition Corp., Pfizer has accepted for payment all validly tendered shares. The shares accepted for payment, together with the shares previously owned by Corvette Acquisition Corp., represent approximately 92.2 percent of Coley’s outstanding common shares.

As the final step of the acquisition process, Pfizer intends to consummate a merger in which remaining Coley shareholders will receive the same $8.00 cash price per share paid in the tender offer. Consummation of the merger is expected to occur within the next several days. Following the merger, Coley will become an indirect wholly owned subsidiary of Pfizer.

# # # # #